Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE THIRD QUARTER ENDED
APRIL 29, 2023

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
Springfield, New Jersey – June 6, 2023 – Village Super Market, Inc. (NASDAQ:VLGEA) (the "Company" or "Village") today reported its results of operations for the third quarter ended April 29, 2023.

Third Quarter Highlights
•Net income of $11.0 million compared to a net loss of $3.2 million in the third quarter of the prior year
•Adjusted net income of $10.2 million, an increase of 93% compared to adjusted net income of $5.3 million in the third quarter of the prior year
•Sales increased 5.4% and same store sales increased 3.4%
•Same store digital sales increased 4.8%
Year-To-Date Fiscal 2023 Highlights
•Net income of $34.4 million, an increase of 142% compared to $14.2 million in the prior year-to-date period
•Adjusted net income of $33.6 million, an increase of 48% compared to adjusted net income of $22.7 million in the prior year-to-date period
•Sales increased 5.2% and same store sales increased 3.6%
•Same store digital sales increased 3.3%

Third Quarter of Fiscal 2023 Results
Sales were $529.3 million in the 13 weeks ended April 29, 2023 compared to $502.0 million in the 13 weeks ended April 30, 2022. Sales increased due to an increase in same store sales of 3.4%, the opening of a Gourmet Garage in the West Village in Manhattan, NY on April 29, 2022 and increased sales due to the remodel and conversion of the Pelham, NY Fairway to the ShopRite banner on August 15, 2022. Same store sales increased due primarily to retail price inflation. New stores, replacement stores and stores with banner changes are included in same store sales in the quarter after the store has been in operation for four full quarters. Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales increased to 28.57% in the 13 weeks ended April 29, 2023 compared to 28.21% in the 13 weeks ended April 30, 2022 due primarily to increased departmental gross margin percentages (.47%) and decreased LIFO charges (.04%) partially offset by increased warehouse assessment charges from Wakefern (.14%).
Operating and administrative expense as a percentage of sales decreased to 24.33% in the 13 weeks ended April 29, 2023 compared to 27.44% in the 13 weeks ended April 30, 2022. Adjusted operating and administrative expense as a percentage of sales decreased to 24.56% in the 13 weeks ended April 29, 2023 compared to 24.99% in the 13 weeks ended April 30, 2022 due primarily to lower labor costs and fringe benefits (.35%) and decreased supply spending (.19%) partially offset by increased facility costs (.07%). Labor costs and fringe benefits decreased due primarily to sales leverage and ongoing productivity initiatives partially offset by minimum wage and market-driven pay rate increases.
Depreciation and amortization expense increased in the 13 weeks ended April 29, 2023 compared to the 13 weeks ended April 30, 2022 due primarily to capital expenditures.
Interest expense increased in the 13 weeks ended April 29, 2023 compared to the 13 weeks ended April 30, 2022 due primarily to higher average outstanding debt balances.
Interest income increased in the 13 weeks ended April 29, 2023 compared to the 13 weeks ended April 30, 2022 due primarily to higher interest rates and larger amounts invested in variable rate notes receivable from Wakefern and demand deposits at Wakefern.
The effective income tax rate was 31.6% in the 13 weeks ended April 29, 2023 compared to 25.4% in the 13 weeks ended April 30, 2022. The 13 weeks ended April 30, 2022 includes the recognition of a discrete tax benefit related to the pension termination settlement charge recognized in the quarter. Excluding the impact of the pension termination settlement charge and related discrete tax benefit, the effective income tax rate was 33.7% in the 13 weeks ended April 30, 2022. The decrease in the

Exhibit 99.1

effective income tax rate is due primarily to a lesser impact of unfavorable return to provision adjustments in the 13 weeks ended April 29, 2023 compared to the 13 weeks ended April 30, 2022.
Year-To-Date Fiscal 2023 Results
Sales were $1,612.8 million in the 39 weeks ended April 29, 2023 compared to $1,533.6 million in the 39 weeks ended April 30, 2022. Sales increased due to an increase in same store sales of 3.6%, the opening of a Gourmet Garage in the West Village in Manhattan, NY on April 29, 2022 and increased sales due to the remodel and conversion of the Pelham, NY Fairway to the ShopRite banner on August 15, 2022. Same store sales increased due primarily to retail price inflation.
Gross profit as a percentage of sales increased to 28.23% in the 39 weeks ended April 29, 2023 compared to 28.13% in the 39 weeks ended April 30, 2022 due primarily to increased departmental gross margin percentages (.23%) partially offset by increased LIFO charges (.12%).
Operating and administrative expense as a percentage of sales decreased to 23.84% in the 39 weeks ended April 29, 2023 compared to 25.14% in the 39 weeks ended April 30, 2022. Adjusted operating and administrative expense as a percentage of sales decreased to 23.91% in the 39 weeks ended April 29, 2023 compared to 24.34% in the 39 weeks ended April 30, 2022 due primarily to lower labor costs and fringe benefits (.32%) and decreased supply spending (.16%). Labor costs and fringe benefits decreased due primarily to sales leverage and ongoing productivity initiatives partially offset by minimum wage and market-driven pay rate increases.
Depreciation and amortization expense increased in the 39 weeks ended April 29, 2023 compared to the 39 weeks ended April 30, 2022 due primarily to capital expenditures.
Interest expense increased in the 39 weeks ended April 29, 2023 compared to the 39 weeks ended April 30, 2022 due primarily to higher average outstanding debt balances.
Interest income increased in the 39 weeks ended April 29, 2023 compared to the 39 weeks ended April 30, 2022 due primarily to higher interest rates and larger amounts invested in variable rate notes receivable from Wakefern and demand deposits at Wakefern.
The effective income tax rate was 31.2% in the 39 weeks ended April 29, 2023 compared to 31.7% in the 39 weeks ended April 30, 2022. The decrease in the effective income tax rate is due primarily to a lesser impact of unfavorable return to provision adjustments in the 39 weeks ended April 29, 2023 compared the 39 weeks ended April 30, 2022.
Village Super Market operates a chain of 34 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and four Gourmet Garage specialty markets in New York City.

Forward Looking Statements

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; risks, uncertainties and challenges associated with the Fairway acquisition, including under-performance relative to our expectations, additional capital requirements, unforeseen expenses or delays, imprecise assumptions or our inability to achieve projected cost savings or other synergies, competitive factors in the marketplace and difficulties integrating the business, including merging company cultures, cultivating brand strategy, expansion of food production and conforming the acquired company's technology, standards, processes, procedures and controls; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

We provide non-GAAP measures, including Adjusted net income and Adjusted operating and administrative expenses as management believes these supplemental measures are useful to investors and analysts. These non-GAAP financial measures should not be reviewed in isolation or considered as a substitute for our financial results as reported in accordance with GAAP, nor as an alternative to net income, operating and administrative expense or any other GAAP measure of performance. Adjusted net income and Adjusted operating and administrative expense are useful to investors because they provide supplemental measures that exclude the financial impact of certain items that affect period-to-period comparability. Management and the Board of Directors use these measures as they provide greater transparency in assessing ongoing operating performance on a

Exhibit 99.1

period-to-period basis. Other companies may have different definitions of Non-GAAP Measures and provide for different adjustments, and comparability to the Company's results of operations may be impacted by such differences. The Company's presentation of Non-GAAP Measures should not be construed as an implication that its future results will be unaffected by unusual or non-recurring items.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		39 Weeks Ended
	April 29, 2023	April 30, 2022	April 29, 2023	April 30, 2022

Sales	$529,294	$501,962	$1,612,848	$1,533,581

Cost of sales	378,071	360,371	1,157,461	1,102,199

Gross profit	151,223	141,591	455,387	431,382

Operating and administrative expense	128,787	137,751	384,452	385,521

Depreciation and amortization	8,392	8,130	25,597	24,925

Operating income (loss)	14,044	(4,290)	45,338	20,936

Interest expense	(1,085)	(991)	(3,137)	(2,923)

Interest income	3,151	950	7,798	2,831

Income (loss) before income taxes	16,110	(4,331)	49,999	20,844

Income taxes	5,093	(1,100)	15,577	6,617

Net income (loss)	$11,017	$(3,231)	$34,422	$14,227

Net income (loss) per share:
Class A common stock:
Basic	$0.84	$(0.25)	$2.64	$1.09
Diluted	$0.75	$(0.22)	$2.36	$0.97

Class B common stock:
Basic	$0.54	$(0.16)	$1.71	$0.71
Diluted	$0.54	$(0.16)	$1.71	$0.71

Gross profit as a % of sales	28.57%	28.21%	28.23%	28.13%
Operating and administrative expense as a % of sales	24.33%	27.44%	23.84%	25.14%

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
RECONCILIATION OF NON-GAAP MEASURE
(In thousands) (Unaudited)

The following tables reconciles Net income (loss) to Adjusted net income and Operating and administrative expenses to Adjusted operating and administrative expenses:

	13 Weeks Ended		39 Weeks Ended
	April 29, 2023	April 30, 2022	April 29, 2023	April 30, 2022
Net Income (loss)	$11,017	$(3,231)	$34,422	$14,227

Adjustments to Operating Expenses:
Litigation settlement gain (1)	$(1,200)	$—	$(1,200)	$—
Pension termination and settlement charges (2)	—	12,296	—	12,296
Adjustments to Income Taxes:
Tax impact of adjustments to operating expenses	372	(3,780)	372	(3,780)
Adjusted net income	$10,189	$5,285	$33,594	$22,743

Operating and administrative expenses	$128,787	$137,751	$384,452	$385,521
Adjustments to operating and administrative expenses	1,200	(12,296)	1,200	(12,296)
Adjusted operating and administrative expenses	$129,987	$125,455	$385,652	$373,225
Adjusted operating and administrative expenses as a % of sales	24.56%	24.99%	23.91%	24.34%

(1) Fiscal 2023 litigation settlement gains are related to claims associated with the Fairway acquisition and liabilities associated thereto.

(2) Fiscal 2022 pension settlement charges related primarily to the termination of the Village Super Market, Inc. Employees’ Retirement Plan. The Company contributed cash of $1,440 to fully fund the plan and the remaining $10,856 represents non-cash charges for unrecognized losses within accumulated other comprehensive loss as of the termination date.

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